First quarter 2022
Financial statements and review

Equinor first quarter 2022

Equinor reports adjusted earnings of USD 18.0 billion and USD 5.18 billion after tax in the first quarter of 2022. IFRS net operating income was USD 18.4 billion and the IFRS net income was USD 4.71 billion.

The first quarter of 2022 was characterised by:

- The invasion of Ukraine impacting already tight energy markets, increasing commodity prices and volatility.
- Strong operational performance and increased production of gas to Europe to support energy security.
- Very strong adjusted earnings and free cash flow* of USD 12.7 billion.
- Announced process for exiting Russia leading to an impairment of USD 1.08 billion.
- Continued progress on all strategic priorities with continued cost focus and capital discipline.
- Cash dividend of USD 0.20 per share, continued extraordinary cash dividend of USD 0.20 per share and second tranche of share buy-back of around USD 1.33 billion.

"The invasion of Ukraine stands as a dark moment for Europe and our thoughts are with all suffering the consequences of the brutal war. After having been in Russia for three decades, we saw the situation as untenable and acted decisively by stopping new investments into Russia and by starting the process of exiting Equinor's Russian joint ventures. Exiting Russia will heavily impact our employees, and it leads to impairments of our assets in the country this quarter", says Anders Opedal, president and CEO of Equinor ASA.

"With an energy crisis in Europe, Equinor's top priority is securing safe and reliable deliveries. Strong operational performance and good regularity gave high production in the quarter. We have optimised the gas production to deliver higher volumes, and Hammerfest LNG is on track for a safe start-up on 17 May. Further, continued capital discipline and cost focus enabled us to deliver very strong financial results and cash flow, strengthening the balance sheet", says Opedal.

"Equinor is developing as a leading company in the energy transition with forceful industrial progress within oil and gas, renewables, as well as low-carbon portfolios. On the Norwegian continental shelf the fifth and final platform at the Johan Sverdrup field is installed and the turbines for the floating wind farm Hywind Tampen are currently being assembled. Equinor has been awarded licences and operatorships for the development of two CO_2 storage sites, an important milestone in the work to make the Norwegian continental shelf a leading province in Europe for CO_2 storage. In Brazil the production from the first wells for increased recovery at Roncador is on stream", says Opedal.

Strong financial results from higher prices
Energy prices increased in the quarter, as Russia's invasion of Ukraine added to the uncertainty in already tight markets, in particular for European gas. Equinor realised higher prices for liquids and gas and delivered adjusted earnings* of USD 18.0 billion in the quarter, up from USD 4.09 billion in the same period in 2021. Adjusted earnings after tax* were USD 5.18 billion, up from USD 1.29 billion in the same period last year.

On 28 February Equinor announced its decision to stop new investments into Russia and to start the process of exiting its Russian joint ventures. We have recognised net impairments of USD 1.08 billion related to assets in Russia this quarter.

The Marketing, Midstream and Processing segment results were impacted by adverse effects of fair value accounting of price risk management derivatives. The negative effects were partially offset by strong trading results including a strong result from Danske Commodities.

IFRS net operating income was USD 18.4 billion in the quarter, up from USD 5.22 billion in the same period in 2021. IFRS net income was USD 4.71 billion in the quarter, compared to USD 1.85 billion in the first quarter of 2021. The net impairment reversal of USD 0.27 billion includes impairment reversals of USD 0.82 billion in the E&P Norway segment and USD 0.53 billion in the E&P USA segments, mainly due to the short-term commodity prices.

Strong operational performance with good regularity gave high production across all segments.
Strong operational performance and high production, as well as optimised production to deliver more gas to Europe, supported increased value creation in the quarter.

Equinor delivered a total equity production of 2,106 mboe per day in the first quarter, down from 2,168 mboe per day in the same period in 2021.

E&P Norway increased production by 4%, including an increase of gas to Europe of 10%, supporting a gas share of Equinor's equity production of 50%. Production from Martin Linge and increased production from Gina Krog and Gullfaks partially offset the effects of expected decline and sale of Bakken in the US.

The Renewable segment delivered equity production of 511 GWh in the quarter, up from 451 GWh for the same period last year, due to the production from the Guanizuil IIA solar plant in Argentina and the offshore wind farms benefitting from higher wind speeds.

In the first quarter Equinor completed 4 exploration wells offshore with no commercial discoveries and 4 wells were ongoing at quarter end.

Very strong cash flow and continued capital discipline further strengthening the balance sheet
Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 20.1 billion for the first quarter, compared to USD 6.62 billion for the same period in 2021. Organic capital expenditure* was USD 1.80 billion for the quarter.

At the end of the quarter adjusted net debt to capital employed* was negative 22.2%, further down from negative 0.8% in the fourth quarter of 2021. The one tax instalment of NCS taxes paid in the quarter relates to 2021 results. Including the lease liabilities according to IFRS 16, the net debt to capital employed* was negative 10.7%.

Competitive capital distribution
The board of directors has decided a cash dividend of USD 0.20 per share, and to continue the extraordinary cash dividend of USD 0.20 per share for the first quarter of 2022, in line with communication at the Capital markets update in February.

Based on the very strong first quarter results, the strength of the balance sheet, and the outlook, the board has decided to initiate a second tranche of the share buy-back programme of around USD 1.33 billion. This is in line with communication at the Capital markets update of executing a share buy-back programme for 2022 of up to USD 5 billion, and subject to authorisation from the Annual General Meeting on 11 May 2022. The second tranche will commence on 16 May and will end no later than 26 July 2022.

The first tranche of the share buy-back programme for 2022 was completed on 25 March 2022 with a total value of USD 1 billion.

The first quarter 2022 capital distribution is based on a continuation of high commodity prices from second half of 2021 and strong earnings into first quarter of 2022.

All share buyback amounts include shares to be redeemed by the Norwegian State.

Emissions and serious incidents frequency
Average CO_2-emissions from Equinor's operated upstream production, on a 100% basis, were 6.7 kg per boe in the first quarter, compared to 7.0 kg per boe for the full year of 2021.

The twelve-month average serious incident frequency (SIF) was 0.5, unchanged from the first quarter in 2021.

		Quarters		Change
(in USD million, unless stated otherwise)	Q1 2022	Q4 2021	Q1 2021	Q1 on Q1
Net operating income/(loss)	**18,392**	13,578	5,220	>100%
Adjusted earnings [5]	**17,991**	14,989	4,085	>100%
Net income/(loss)	**4,714**	3,370	1,854	>100%
Adjusted earnings after tax [5]	**5,179**	4,397	1,289	>100%
Total equity liquids and gas production (mboe per day) [4]	**2,106**	2,158	2,168	(3%)
Group average liquids price (USD/bbl) [1]	**97.1**	75.9	56.4	72%

* This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

GROUP REVIEW

First quarter 2022

Total equity liquids and gas production [4] was 2,106 mboe per day in the first quarter of 2022, compared to 2,168 mboe per day in the first quarter of 2021. The decrease was mainly due to the divestment of an unconventional US onshore asset in the second quarter of 2021 and expected natural decline. The decrease was partially offset by positive contribution from the new field Martin Linge and effects from a change in short-term gas strategy for certain fields on the NCS.

Total entitlement liquids and gas production [3] was 1,958 mboe per day in the first quarter of 2022, compared to 2,014 mboe per day in the first quarter of 2021. The production was influenced by the factors mentioned above in addition to lower entitlement under production sharing agreements (PSA) [4] as a result of higher prices. The net effect of PSA and US royalties was in total 148 mboe per day in the first quarter of 2022 compared to 154 mboe per day in the first quarter of 2021.

Condensed income statement under IFRS (unaudited, in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Total revenues and other income	**36,393**	32,608	17,589	>100%
Purchases [net of inventory variation]	**(13,510)**	(11,543)	(7,166)	89%
Operating and administrative expenses	**(2,271)**	(2,504)	(2,160)	5%
Depreciation, amortisation and net impairment losses	**(2,017)**	(4,777)	(2,797)	(28%)
Exploration expenses	**(203)**	(206)	(247)	(18%)
Net operating income/(loss)	**18,392**	13,578	5,220	>100%
Net income/(loss)	**4,714**	3,370	1,854	>100%

Net operating income was USD 18,392 million in the first quarter of 2022, compared to USD 5,220 million in the first quarter of 2021. Revenues increased significantly compared to same quarter last year, driven by higher average prices for both gas and liquids. Net impairment reversals due to changes to short term price assumptions added to the increase in Net operating income, partially offset by higher purchases.

Adjusted earnings (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Adjusted total revenues and other income	**36,712**	31,836	15,945	>100%
Adjusted purchases [6]	**(13,781)**	(11,201)	(7,071)	95%
Adjusted operating and administrative expenses	**(2,450)**	(2,465)	(2,173)	13%
Adjusted depreciation, amortisation and net impairment losses	**(2,333)**	(2,979)	(2,386)	(2%)
Adjusted exploration expenses	**(157)**	(202)	(230)	(32%)
Adjusted earnings [5]	**17,991**	14,989	4,085	>100%
Adjusted earnings after tax [5]	**5,179**	4,397	1,289	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Adjusted total revenues and other income were USD 36,712 million in the first quarter of 2022, compared to USD 15,945 million in the first quarter of 2021. The increase was mainly due to significantly higher average prices for gas and liquids, partially offset by lower production rates.

Adjusted purchases [6] were USD 13,781 million in the first quarter of 2022, compared to USD 7,071 million in the first quarter of 2021. The increase was mainly due to significantly higher average prices for gas and liquids in addition to higher third party purchases.

Adjusted operating and administrative expenses were USD 2,450 million in the first quarter of 2022, compared to USD 2,173 million in the first quarter of 2021. The increase was mainly due to higher operation and maintenance cost. Higher transportation costs and selling, general and administrative expenses added to the increase. The increase was partially offset by the NOK/USD exchange rate development.

Adjusted depreciation, amortisation and net impairment losses were USD 2,333 million in the first quarter of 2022, compared to USD 2,386 million in the first quarter of 2021. The reduction was due to increased reserves and lower overall production, partially offset by ramp-up of new field.

Adjusted exploration expenses were USD 157 million in the first quarter of 2022, compared to USD 230 million in the first quarter of 2021. Adjusted exploration expenses decreased mainly due to lower field development cost and other costs, partially offset by higher drilling cost. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[1] of USD 401 million to net operating income, **Adjusted earnings** [5] were USD 17,991 million in the first quarter of 2022, an increase of USD 13,906 million from the first quarter of 2021.

Adjusted earnings after tax [5] were USD 5,179 million in the first quarter of 2022, which reflects an effective tax rate on adjusted earnings of 71.2%, compared to 68.4% in the first quarter of 2021. The change in the effective tax rate was mainly caused by high share of adjusted earnings from the Norwegian continental shelf and lower effect of uplift deduction.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 69,910 million at 31 March 2022, compared to USD 75,930 million at 31 March 2021.

Cash flows provided by operating activities were USD 15,771 million in the first quarter of 2022, compared to USD 5,984 million in the first quarter of 2021. The increase was mainly due to higher liquids and gas prices, partially offset by increased tax payments.

Cash flows used in investing activities were 4,465 million in the first quarter of 2022, compared to 613 million in the first quarter of 2021. The increase was mainly due to increased financial investments and decreased proceeds from sale of assets, partially offset by increased cash flow from derivatives.

Cash flows used in financing activities were 4,142 million in the first quarter of 2022, compared to 3,096 million in the first quarter of 2021. The increase was mainly due to increased collateral payments, an increase in repayment of current finance debt, and increased payments related to the share buy-back programme and dividends, partially offset by decreased repayment of finance debt.

Total cash flows were USD 7,165 million in the first quarter of 2022, compared to USD 2,274 million in the first quarter of 2021.

Free cash flow [5] in the first quarter of 2022 was USD 12,689 million compared to USD 5,170 million in the first quarter of 2021. The increase was mainly driven by higher operating cash flow mainly due to higher liquids and gas prices, partially offset by increased tax payments, decreased proceeds related to sale of assets and increased payments related to the share buy-back programme and dividends.

OUTLOOK

- **Organic capital expenditures** [5] are estimated at an annual average of around USD 10 billion for 2022-2023 and at an annual average of around USD 12 billion for 2024-2025[2].
- **Production** for 2022 is estimated to be around 2% above 2021 level [7].
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 45 mboe per day for the full year of 2022.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19, Russia's invasion of Ukraine and our subsequent decision to stop new investments into Russia and to start the process of exiting Russia represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements.

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[1] For items impacting net operating income, see Reconciliation of net operating income/(loss) to adjusted earnings, and Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

[2] USD/NOK exchange rate assumption of 9.

EXPLORATION & PRODUCTION NORWAY

First quarter 2022 review

Average daily production of liquids and gas increased by 4% to 1,436 mboe per day in the first quarter of 2022, compared to 1,384 mboe per day in the first quarter of 2021. The increase was mainly due to positive contribution from the new field Martin Linge in addition to effects from a change in short-term strategy from gas injection to gas export for Gina Krog and Gullfaks, partially offset by expected natural decline.

Income statement under IFRS (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Total revenues and other income	**18,424**	17,669	5,783	>100%
Operating and administrative expenses	**(838)**	(1,020)	(794)	6%
Depreciation, amortisation and net impairment losses	**(546)**	(1,722)	(1,570)	(65%)
Exploration expenses	**(106)**	(69)	(70)	52%
Net operating income/(loss)	**16,934**	14,858	3,350	>100%

Net operating income was USD 16,934 million in the first quarter of 2022 compared to USD 3,350 million in the first quarter of 2021. The increase was mainly due to higher gas transfer price and liquids price.

In the first quarter of 2022, net operating income was positively impacted by net reversal of impairments of USD 817 million and unrealised gain on derivatives of USD 154 million, partially offset by underlifted volumes of USD 295 million. In the first quarter of 2021, net operating income was negatively impacted by impairments of USD 276 million, partially offset by net overlifted volumes of USD 65 million.

Adjusted operating and administrative expenses increased mainly due to higher transportation costs and ramp-up of new fields. Increased maintenance costs in addition to higher environmental taxes and electricity prices added to the increase, partially offset by the NOK/USD exchange rate development. Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp-up of new fields, higher field specific production and higher depreciation basis due to reversal of impairment. Increased proved reserves on several fields and the NOK/USD exchange rate development partially offset the increase. Adjusted exploration expenses increased mainly due to higher drilling costs and lower portion of exploration expenditure being capitalised this quarter, partially offset by lower field development costs.

After total adjustments of USD 676 million to net operating income, **Adjusted earnings**[5] were USD 16,258 million in the first quarter of 2022, compared to USD 3,563 million in the first quarter of 2021.

Adjusted earnings (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Adjusted total revenues and other income	**18,633**	17,589	5,640	>100%
Adjusted operating and administrative expenses	**(906)**	(985)	(714)	27%
Adjusted depreciation, amortisation and net impairment losses	**(1,367)**	(1,722)	(1,293)	6%
Adjusted exploration expenses	**(101)**	(69)	(70)	46%
Adjusted earnings/(loss) [5]	**16,258**	14,813	3,563	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 35,200 million at 31 March 2022, compared to USD 35,879 million at 31 March 2021.

EXPLORATION & PRODUCTION INTERNATIONAL

First quarter 2022 review

Average daily equity production of liquids and gas was 341 mboe per day in the first quarter of 2022 compared to 360 mboe per day in the first quarter of 2021. The decrease was primarily due to natural decline in mature fields. Equity production from Russia in the first quarter of 2022 increased slightly compared to the first quarter of 2021 but reduced following Equinor's decision to start the process of exiting Russia.

Average daily entitlement production of liquids and gas was 239 mboe per day in the first quarter of 2022 compared to 267 mboe per day in the first quarter of 2021. The decrease was mainly due to lower equity production and higher effects from production sharing agreements (PSA) as a result of higher prices. The net effects from PSA were 102 mboe per day in the first quarter of 2022 compared to 93 mboe per day in the first quarter of 2021.

Income statement under IFRS (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Total revenues and other income	**1,452**	1,750	1,049	38%
Purchases [net of inventory variation]	**27**	(37)	(29)	>(100%)
Operating and administrative expenses	**(399)**	(410)	(252)	58%
Depreciation, amortisation and net impairment losses	**(1,365)**	(2,262)	(400)	>100%
Exploration expenses	**(81)**	(102)	(107)	(24%)
Net operating income/(loss)	**(366)**	(1,060)	261	N/A

Net operating income was negative USD 366 million in the first quarter of 2022 compared to positive USD 261 million in the first quarter of 2021. The decrease was mainly due to impairments, change in fair value of derivatives and lower entitlement production, partially offset by increased liquids and gas prices in the first quarter of 2022.

In the first quarter of 2022, net operating income was negatively impacted by impairments of USD 1,080 million and a change in fair value of derivative of USD 314 million. In the first quarter of 2021, net operating income was negatively impacted by net underlifted volumes of USD 66 million and impairments of USD 55 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees primarily driven by higher prices, and higher operations and maintenance expenses. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower entitlement production from several fields, lower investment basis caused by impairment in a previous period and portfolio change, partially offset by an increase in asset retirement obligation (ARO) estimates and change in reserve estimates. Adjusted exploration expenses decreased mainly due to lower drilling cost, field development cost and other costs, partially offset by higher exploration expenditure capitalised in previous years being expensed in the first quarter of 2022.

After total adjustments of USD 1,447 million to net operating income, **Adjusted earnings** [5] were positive USD 1,081 million in the first quarter of 2022, up from positive USD 382 million in the first quarter of 2021.

Adjusted earnings (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Adjusted total revenues and other income	**1,851**	1,700	1,198	55%
Adjusted purchases	**27**	(37)	(29)	>(100%)
Adjusted operating and administrative expenses	**(432)**	(388)	(335)	29%
Adjusted depreciation, amortisation and net impairment losses	**(326)**	(484)	(349)	(7%)
Adjusted exploration expenses	**(40)**	(102)	(103)	(61%)
Adjusted earnings/(loss) [5]	**1,081**	688	382	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 15,444 million at 31 March 2022, compared to USD 18,707 million at 31 March 2021.

EXPLORATION & PRODUCTION USA

First quarter 2022 review

Average daily equity production of liquids and gas was 329 mboe per day in the first quarter of 2022 compared to 423 mboe per day in the first quarter of 2021. The decrease was mainly due to a divestment of an unconventional US onshore asset in the second quarter of 2021 as well as natural decline.

Average daily entitlement production of liquids and gas decreased to 284 mboe per day in the first quarter of 2022 compared to 362 mboe per day in the first quarter of 2021. The production was influenced by the factors mentioned above in addition to lower entitlements due to US royalties which has been impacted by a divestment of an unconventional US onshore asset in the second quarter of 2021. The net effect of US royalties was in total 45 mboe per day in the first quarter of 2022 compared to 61 mboe per day in the first quarter of 2021.

Income statement under IFRS (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Total revenues and other income	**1,269**	1,302	993	28%
Operating and administrative expenses	**(220)**	(232)	(335)	(34%)
Depreciation, amortisation and net impairment losses	**212**	(486)	(436)	N/A
Exploration expenses	**(16)**	(34)	(70)	(77%)
Net operating income/(loss)	**1,245**	550	152	>100%

Net operating income was USD 1,245 million in the first quarter of 2022 compared to USD 152 million in the first quarter of 2021. The increase was mainly due to higher commodity prices and reversal of impairments.

In the first quarter of 2022, net operating income was positively impacted by net impairment reversal of USD 532 million relating to assets in the Gulf of Mexico, mainly driven by higher short-term price assumptions. In the first quarter of 2021, net operating income was negatively impacted by net impairments of USD 40 million, relating to the unconventional US onshore assets.

Adjusted operating and administrative expenses decreased mainly due to the divestment of an unconventional US onshore asset in the second quarter of 2021. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower production in the US offshore and unconventional assets as well as increased proved reserves estimates. Adjusted exploration expenses decreased mainly due to a higher portion of exploration expenditure being capitalised and a lower portion of exploration expenditure capitalised in earlier years being expensed this quarter.

After total adjustments of USD 532 million to net operating income, **Adjusted earnings** [5] were USD 713 million in the first quarter of 2022, up from USD 192 million in the first quarter of 2021.

Adjusted earnings (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Adjusted total revenues and other income	**1,269**	1,302	993	28%
Adjusted operating and administrative expenses	**(221)**	(228)	(335)	(34%)
Adjusted depreciation, amortisation and net impairment losses	**(320)**	(456)	(408)	(21%)
Adjusted exploration expenses	**(15)**	(30)	(58)	(73%)
Adjusted earnings/(loss) [5]	**713**	587	192	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 11,591 million at 31 March 2022, compared to USD 12,164 million at 31 March 2021.

MARKETING, MIDSTREAM & PROCESSING

First quarter 2022 review

Natural gas sales volumes amounted to 16.5 billion standard cubic meters (bcm) in the first quarter of 2022, up 0.9 bcm compared to the first quarter of 2021. Of the total gas sales in the first quarter of 2022, entitlement gas was 14.1 bcm, up 0.5 bcm from the first quarter of 2021. The increase was mainly due to higher E&P Norway volumes.

Liquids sales volumes amounted to 185.5 million barrels (mmbl) in the first quarter of 2022, down 11.8 mmbl compared to the first quarter of 2021 mainly due to decreased purchase from third party, partially offset by increased volumes from E&P Norway equity production.

Average invoiced European natural gas sales price was 345% higher compared to the first quarter of 2021 due to low gas stocks in Europe, high demand and tight supply. **Average invoiced North American piped gas sales price** increased by 70% in the same period mainly due to increased market price driven by colder weather that impacted both supply and demand.

Income statement under IFRS (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Total revenues and other income	**35,909**	31,811	15,789	>100%
Purchases [net of inventory variation] [6]	**(34,289)**	(30,959)	(14,176)	>100%
Operating and administrative expenses	**(1,059)**	(1,106)	(1,069)	(1%)
Depreciation, amortisation and net impairment losses	**(78)**	(74)	(152)	(48%)
Net operating income/(loss)	**483**	(327)	392	23%

Net operating income was USD 483 million in the first quarter of 2022 compared to USD 392 million in the first quarter of 2021. The increase was mainly due to strong results from Danske Commodities and from US gas trading, partially offset by weak results from LNG trading.

In the first quarter of 2022, net operating income was positively impacted by inventory hedging effects of USD 247 million and operational storage of USD 181 million due to increase in market prices, partially offset by unrealised derivatives loss of USD 45 million. In the first quarter of 2021, net operating income was positively impacted by inventory hedging effects of USD 287 million and operational storage of USD 105 million, partially offset by impairment losses of USD 57 million related to infastructure assets.

Adjusted purchases [6] increased mainly due to higher prices for both gas and liquids in addition to higher gas volumes. Adjusted operating and administrative expenses were higher in the first quarter of 2022 compared to the first quarter of 2021, mainly due to higher operating plant and selling, general and administration cost. Adjusted depreciation, amortisation and net impairment losses were lower in the first quarter of 2022, mainly due to the sale of a refinery asset and a lower depreciation basis for some assets.

After total adjustments of USD 461 million to net operating income, **Adjusted earnings** [5] were USD 22 million in the first quarter of 2022, compared to USD 61 million in the first quarter of 2021.

Adjusted earnings (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Adjusted total revenues and other income	**35,708**	31,171	15,518	>100%
Adjusted purchases [6]	**(34,470)**	(30,956)	(14,281)	>100%
Adjusted operating and administrative expenses	**(1,137)**	(1,139)	(1,081)	5%
Adjusted depreciation, amortisation and net impairment losses	**(78)**	(82)	(95)	(17%)
Adjusted earnings [5]	**22**	(1,007)	61	(65%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 2,967 million at 31 March 2022, compared to USD 4,143 million at 31 March 2021.

RENEWABLES

First quarter 2022 review

Power generation[3] was 511 GWh in the first quarter of 2022, compared to 451 GWh in the first quarter of 2021. The increase was mainly due to start-up of production from the Guanizuil IIA solar plant in Argentina and offshore wind farms benefitting from higher wind speeds.

Income statement under IFRS (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Total revenues and other income	**119**	21	1,381	(91%)
Operating and administrative expenses	**(41)**	(58)	(40)	2%
Depreciation, amortisation and net impairment losses	**(1)**	(1)	(0)	>100%
Net operating income/(loss)	**77**	(38)	1,341	(94%)

Net operating income was USD 77 million in the first quarter of 2022 compared to USD 1,341 million in the first quarter of 2021. The decrease was driven by lower gain on divestments in the first quarter of 2022 compared to the first quarter of 2021. The decrease was partially offset by higher results from equity accounted investments driven by higher power prices for assets in operation, and reduced project development costs after the Empire Wind asset started capitalising expenditures in the first quarter of 2021.

In the first quarter of 2022, net operating income was impacted by a gain of USD 87 million related to the divestment of a 10% stake in the Dogger Bank C wind farm project. In the first quarter of 2021, net operating income was impacted by gains of USD 1.4 billion related to the divestments of a 10% stake in the Dogger Bank A and B wind farm projects and of a 50% stake in the Empire Wind and Beacon Wind assets.

Adjusted operating and administrative expenses remain at the same level compared to the first quarter of 2021. Increased business development costs driven by higher activity level in the US, the UK and in Asia were offset by lower costs due to changed ownership and consolidation method for the Empire Wind and Beacon Wind assets.

After total adjustments of USD 87 million to net operating income, **Adjusted earnings** [5] were negative USD 10 million in the first quarter of 2022 compared to negative USD 38 million in the first quarter of 2021.

Adjusted earnings (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Adjusted total revenues and other income	**32**	21	2	>100%
Adjusted operating and administrative expenses	**(41)**	(58)	(40)	2%
Adjusted depreciation, amortisation and net impairment losses	**(1)**	(1)	(0)	>100%
Adjusted earnings [5]	**(10)**	(38)	(38)	74%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 1,249 million at 31 March 2022, compared to USD 1,116 million at 31 March 2021.

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[3] Equinor share.

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2022

CONSOLIDATED STATEMENT OF INCOME

(unaudited, in USD million)	Note	Q1 2022	Quarters Q4 2021	Q1 2021	Full year 2021*
Revenues		**36,050**	32,125	16,129	88,744
Net income/(loss) from equity accounted investments		**99**	138	30	259
Other income	3	**244**	345	1,431	1,921
Total revenues and other income	2	**36,393**	32,608	17,589	90,924
Purchases [net of inventory variation]		**(13,510)**	(11,543)	(7,166)	(35,160)
Operating expenses		**(1,989)**	(2,281)	(1,941)	(8,598)
Selling, general and administrative expenses		**(282)**	(222)	(218)	(780)
Depreciation, amortisation and net impairment losses	6	**(2,017)**	(4,777)	(2,797)	(11,719)
Exploration expenses		**(203)**	(206)	(247)	(1,004)
Total operating expenses	2	**(18,001)**	(19,030)	(12,369)	(57,261)
Net operating income/(loss)	2	**18,392**	13,578	5,220	33,663
Interest expenses and other financial expenses		**(266)**	(299)	(312)	(1,223)
Other financial items		**(903)**	(143)	(396)	(857)
Net financial items	4	**(1,169)**	(443)	(707)	(2,080)
Income/(loss) before tax		**17,223**	13,135	4,513	31,583
Income tax	5	**(12,509)**	(9,765)	(2,659)	(23,007)
Net income/(loss)		**4,714**	3,370	1,854	8,576
Attributable to equity holders of the company		**4,710**	3,368	1,851	8,563
Attributable to non-controlling interests		**4**	2	3	14
Basic earnings per share (in USD)		**1.46**	1.04	0.57	2.64
Diluted earnings per share (in USD)		**1.46**	1.04	0.57	2.63
Weighted average number of ordinary shares outstanding (in millions)		**3,228**	3,238	3,248	3,245
Weighted average number of ordinary shares outstanding diluted (in millions)		**3,237**	3,249	3,256	3,254

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited, in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Full year 2021*
Net income/(loss)	**4,714**	3,370	1,854	8,576
Actuarial gains/(losses) on defined benefit pension plans	**(419)**	(114)	117	147
Income tax effect on income and expenses recognised in OCI[1]	**93**	26	(25)	(35)
Items that will not be reclassified to the Consolidated statement of income	**(326)**	(88)	91	111
Foreign currency translation effects	**173**	(374)	(46)	(1,052)
Items that may be subsequently reclassified to the Consolidated statement of income	**173**	(374)	(46)	(1,052)
Other comprehensive income/(loss)	**(153)**	(462)	45	(940)
Total comprehensive income/(loss)	**4,561**	2,908	1,899	7,636
Attributable to the equity holders of the company	**4,557**	2,906	1,896	7,622
Attributable to non-controlling interests	**4**	2	3	14

* Audited

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 31 March 2022	At 31 December 2021*	At 31 March 2021
ASSETS				
Property, plant and equipment	6	**62,475**	62,075	65,405
Intangible assets	6	**5,725**	6,452	8,151
Equity accounted investments		**1,710**	2,686	2,374
Deferred tax assets		**7,097**	6,259	4,880
Pension assets		**1,218**	1,449	1,437
Derivative financial instruments		**728**	1,265	1,573
Financial investments		**3,300**	3,346	3,922
Prepayments and financial receivables	7	**1,089**	1,087	774
Total non-current assets		**83,342**	84,618	88,516
Inventories		**3,504**	3,395	2,917
Trade and other receivables		**19,938**	17,927	8,692
Derivative financial instruments		**6,776**	5,131	1,096
Financial investments		**23,689**	21,246	10,922
Cash and cash equivalents		**20,882**	14,126	8,992
Total current assets		**74,790**	61,826	32,619
Assets classified as held for sale	3	**788**	676	1,100
Total assets		**158,919**	147,120	122,235
EQUITY AND LIABILITIES				
Shareholders' equity		**43,233**	39,010	35,764
Non-controlling interests		**19**	14	18
Total equity		**43,251**	39,024	35,782
Finance debt	4	**24,984**	27,404	27,991
Lease liabilities		**2,509**	2,449	3,006
Deferred tax liabilities		**14,421**	14,037	11,440
Pension liabilities		**4,586**	4,403	4,363
Provisions and other liabilities	7	**18,414**	19,899	20,061
Derivative financial instruments		**1,093**	767	550
Total non-current liabilities		**66,007**	68,959	67,411
Trade, other payables and provisions		**14,372**	14,310	10,592
Current tax payable	5	**21,955**	13,119	3,249
Finance debt	4	**5,481**	5,273	2,784
Lease liabilities		**1,168**	1,113	1,131
Dividends payable		**0**	582	0
Derivative financial instruments		**6,236**	4,609	1,014
Total current liabilities		**49,212**	39,005	18,770
Liabilities directly associated with the assets classified as held for sale	3	**450**	132	271
Total liabilities		**115,668**	108,096	86,453
Total equity and liabilities		**158,919**	147,120	122,235

* Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Share-holders' equity	Non-controlling interests	Total equity
At 1 January 2021*	1,164	6,852	30,050	(4,194)	**33,873**	19	**33,892**
Net income/(loss)			1,851		**1,851**	3	**1,854**
Other comprehensive income/(loss)			91	(46)	**45**		**45**
Total comprehensive income/(loss)							**1,899**
Dividends			(0)		**(0)**		**(0)**
Share buy-back	0	0			**0**		**0**
Other equity transactions		(4)	0		**(4)**	(4)	**(8)**
At 31 March 2021	1,164	6,848	31,992	(4,240)	**35,764**	18	**35,782**
At 1 January 2022*	1,164	6,408	36,683	(5,245)	**39,010**	14	**39,024**
Net income/(loss)			4,710		**4,710**	4	**4,714**
Other comprehensive income/(loss)			(326)	173	**(153)**		**(153)**
Total comprehensive income/(loss)							**4,561**
Dividends			0		**0**		**0**
Share buy-back[1]	0	(330)			**(330)**		**(330)**
Other equity transactions		(4)	0		**(3)**	0	**(3)**
At 31 March 2022	**1,164**	**6,074**	**41,068**	**(5,073)**	**43,233**	**19**	**43,251**

* Audited
1)   For more information see note 8 Capital distribution.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in USD million)	Note	Q1 2022	Quarters Q4 2021	Q1 2021	Full year 2021*
Income/(loss) before tax		**17,223**	13,135	4,513	31,583
Depreciation, amortisation and net impairment losses	6	**2,017**	4,777	2,797	11,719
Exploration expenditures written off		**73**	2	64	171
(Gains)/losses on foreign currency transactions and balances	4	**284**	68	(70)	(47)
(Gains)/losses on sale of assets and businesses	3	**(89)**	(156)	(1,383)	(1,519)
(Increase)/decrease in other items related to operating activities[1]		**(300)**	684	222	106
(Increase)/decrease in net derivative financial instruments		**953**	(315)	577	539
Interest received		**11**	5	39	96
Interest paid		**(118)**	(212)	(141)	(698)
Cash flows provided by operating activities before taxes paid and working capital items		**20,055**	17,988	6,617	41,950
Taxes paid		**(4,307)**	(6,658)	(84)	(8,588)
(Increase)/decrease in working capital		**23**	(3,180)	(549)	(4,546)
Cash flows provided by operating activities		**15,771**	8,151	5,984	28,816
Cash used in business combinations[2]		**0**	0	0	(111)
Capital expenditures and investments[3]		**(2,182)**	(2,225)	(2,151)	(8,040)
(Increase)/decrease in financial investments		**(2,850)**	(6,387)	699	(9,951)
(Increase)/decrease in derivative financial instruments		**424**	151	(305)	(1)
(Increase)/decrease in other interest-bearing items		**4**	189	(3)	28
Proceeds from sale of assets and businesses	3	**140**	72	1,146	1,864
Cash flows used in investing activities		**(4,465)**	(8,200)	(613)	(16,211)
Repayment of finance debt		**0**	(1,250)	(1,424)	(2,675)
Repayment of lease liabilities		**(317)**	(319)	(302)	(1,238)
Dividends paid		**(582)**	(565)	(355)	(1,797)
Share buy-back		**(439)**	(222)	0	(321)
Net current finance debt and other financing activities		**(2,804)**	2,713	(1,015)	1,195
Cash flows provided by/(used in) financing activities		**(4,142)**	357	(3,096)	(4,836)
Net increase/(decrease) in cash and cash equivalents		**7,165**	307	2,274	7,768
Effect of exchange rate changes on cash and cash equivalents		**(270)**	(106)	(174)	(538)
Cash and cash equivalents at the beginning of the period (net of overdraft)		**13,987**	13,785	6,757	6,757
Cash and cash equivalents at the end of the period (net of overdraft)[4]		**20,882**	13,987	8,857	13,987

* Audited
1) The line Increase (decrease) in other items related to operating activities included payment of USD 189 million which represent the accretion related to the payment of the acquisition and disposal of the interests in the Bacalhau field as described below.
2) Net after cash and cash equivalents acquired.
3) The line Capital expenditures and investments for the first quarter 2022 includes USD 336 million which represents the net of an USD 769 million payment of a contingent consideration related to the acquisition of interests in the Bacalhau field in 2016 and 2017, and a corresponding receipt of USD 433 million for the simultaneous payment of contingent consideration related to disposal of parts of the acquired interests in 2018.
4) At 31 March 2022 and 31 March 2021 cash and cash equivalents net overdraft were zero. At 31 December 2021 cash and cash equivalents included a net overdraft of USD 140 million.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities
Equinor ASA was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the first quarter of 2022 were authorised for issue by the board of directors on 3 May 2022.

Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2021. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's Consolidated annual financial statements for 2021.

There have been no changes to the significant accounting policies during 2022 compared to the Consolidated annual financial statements for 2021. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated annual financial statements for 2021.

Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

2 Segments

Equinor's operations are managed through operating segments (business areas). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA) Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI are allocated to the three Exploration & Production segments, MMP and REN.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

First quarter 2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	179	61	78	35,818	90	69	0	36,294
Revenues inter-segment	18,245	1,324	1,191	89	0	1	(20,849)	0
Net income/(loss) from equity accounted investments	0	67	0	3	29	0	0	99
Total revenues and other income	18,424	1,452	1,269	35,909	119	70	(20,849)	36,393
Purchases [net of inventory variation]	0	27	0	(34,289)	0	0	20,752	(13,510)
Operating, selling, general and administrative expenses	(838)	(399)	(220)	(1,059)	(41)	99	188	(2,271)
Depreciation, amortisation and net impairment losses	(546)	(1,365)	212	(78)	(1)	(240)	0	(2,017)
Exploration expenses	(106)	(81)	(16)	0	0	0	0	(203)
Total operating expenses	(1,490)	(1,818)	(24)	(35,427)	(41)	(141)	20,940	(18,001)
Net operating income/(loss)	16,934	(366)	1,245	483	77	(71)	90	18,392
Additions to PP&E, intangibles and equity accounted investments	1,132	478	126	51	43	358	(0)	2,188
Balance sheet information								
Equity accounted investments	3	458	0	115	1,086	47	(0)	1,710
Non-current segment assets	35,197	14,986	11,591	2,852	163	3,411	0	68,200
Non-current assets not allocated to segments								13,432
Total non-current assets								83,342

Fourth quarter 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	130	359	78	31,736	4	163	0	32,470
Revenues inter-segment	17,539	1,280	1,224	72	(0)	1	(20,116)	(0)
Net income/(loss) from equity accounted investments	0	111	0	3	17	6	0	138
Total revenues and other income	17,669	1,750	1,302	31,811	21	170	(20,116)	32,608
Purchases [net of inventory variation]	(0)	(37)	0	(30,959)	(0)	(0)	19,452	(11,543)
Operating, selling, general and administrative expenses	(1,020)	(410)	(232)	(1,106)	(58)	(2)	324	(2,504)
Depreciation, amortisation and net impairment losses	(1,722)	(2,262)	(486)	(74)	(1)	(233)	0	(4,777)
Exploration expenses	(69)	(102)	(34)	0	0	0	0	(206)
Total operating expenses	(2,812)	(2,811)	(752)	(32,138)	(59)	(235)	19,776	(19,030)
Net operating income/(loss)	14,858	(1,060)	550	(327)	(38)	(65)	(340)	13,578
Additions to PP&E, intangibles and equity accounted investments	1,303	559	179	75	96	30	(0)	2,243

First quarter 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	28	221	121	15,697	1,382	111	0	17,559
Revenues inter-segment	5,755	805	872	84	0	1	(7,517)	0
Net income/(loss) from equity accounted investments	0	23	0	8	(1)	0	0	30
Total revenues and other income	5,783	1,049	993	15,789	1,381	111	(7,517)	17,589
Purchases [net of inventory variation]	0	(29)	(0)	(14,176)	0	(0)	7,040	(7,166)
Operating, selling, general and administrative expenses	(794)	(252)	(335)	(1,069)	(40)	54	277	(2,160)
Depreciation, amortisation and net impairment losses	(1,570)	(400)	(436)	(152)	(0)	(240)	0	(2,797)
Exploration expenses	(70)	(107)	(70)	0	0	0	0	(247)
Total operating expenses	(2,433)	(788)	(841)	(15,397)	(40)	(187)	7,317	(12,369)
Net operating income/(loss)	3,350	261	152	392	1,341	(76)	(200)	5,220
Additions to PP&E, intangibles and equity accounted investments	1,308	396	157	38	128	(13)	(0)	2,014
Balance sheet information								
Equity accounted investments	3	1,154	0	91	1,097	30	(0)	2,374
Non-current segment assets	35,876	17,553	12,164	4,053	18	3,892	0	73,556
Non-current assets not allocated to segments								12,586
Total non-current assets								88,516

In the first quarter of 2022 Equinor recognised net impairment reversal of USD 266 million of which USD 832 million was impairment of equity accounted investments and USD 46 million was impairment of acquisition cost and signature bonuses classified as exploration expenses. The line-item Exploration expenses in the Consolidated statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised exploration well cost, see note 6 Property, plant and equipment and intangible assets.

In the E&P Norway segment the impairment reversal were USD 817 million mainly caused by increased short term commodity prices and changed gas export strategy.

In the E&P International segment the impairments of USD 1,083 million were related to Equinor's decision to exit Russia. See note 3 Acquisitions and disposals.

In the E&P USA segment the net impairment reversal was USD 532 million in the E&P USA – offshore Gulf of Mexico. The impairment reversals were mainly caused by increased short term commodity prices.

For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.

Non-current assets by country

(in USD million)	At 31 March 2022	At 31 December 2021	At 31 March 2021
Norway	**40,244**	40,564	42,280
USA	**12,564**	12,323	13,047
Brazil	**8,890**	8,751	8,359
UK	**2,022**	2,096	4,331
Azerbaijan	**1,633**	1,654	1,692
Canada	**1,385**	1,403	1,480
Angola	**954**	948	942
Algeria	**678**	708	794
Denmark	**522**	536	918
Argentina	**512**	474	420
Other	**505**	1,757	1,667
Total non-current assets[1]	**69,910**	71,213	75,930

1) Excluding deferred tax assets, pension assets and non-current financial assets

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the first quarter of 2022, Norway constitutes 86% and USA constitutes 10% of such revenues. For the first quarter of 2021, Norway and USA constituted 79% and 16% of such revenues, respectively.

Revenues from contracts with customers and other revenues

(in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Full year 2021
Crude oil	**15,034**	10,784	8,714	38,307
Natural gas	**15,538**	15,199	3,298	28,050
- European gas	**14,350**	13,990	2,661	24,900
- North American gas	**621**	611	422	1,783
- Other incl. Liquefied natural gas	**567**	598	216	1,368
Refined products	**2,904**	3,507	2,373	11,473
Natural gas liquids	**2,576**	2,675	1,910	8,490
Transportation	**282**	239	256	921
Other sales	**1,117**	425	112	1,006
Revenues from contracts with customers	**37,451**	32,828	16,664	88,247
Taxes paid in-kind	**105**	105	78	345
Physically settled commodity derivatives	**(1,348)**	(1,453)	(159)	(1,075)
Gain/(loss) on commodity derivatives	**(220)**	584	(523)	951
Other revenues	**61**	61	69	276
Total other revenues	**(1,401)**	(703)	(536)	497
Revenues	**36,050**	32,125	16,129	88,744

3 Acquisitions and disposals

Disposals
10% of Dogger Bank C
On 10 February 2022, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank C project in the UK for a total consideration of GBP 68 million (USD 91 million), resulting in a gain of GBP 65 million (USD 87 million). After closing, the new overall shareholdings in Dogger Bank C are SSE Renewables (40%), Equinor (40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Held for sale
Equinor Energy Ireland Limited
In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor and Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. The effective date for the transaction is 1 January 2022. Closing is expected during 2022.

Exit Russia
Equinor has certain investments in Russia. Following Russia's invasion of Ukraine, Equinor has announced that it has decided to stop new investments in Russia and start the process of exiting Equinor's joint arrangements. Based on this decision, Equinor has evaluated its assets in Russia and recognised net impairments of USD 1,083 million in the first quarter, of which USD 251 million is related to property, plant and equipment and intangible assets and USD 832 million is related to investments accounted for using the equity method. The impairments are net of contingent consideration from the time of acquiring the assets. The impairments are recognised in the line items Depreciation, amortisation and net impairment losses and Exploration expenses in the Consolidated statement of income based on the nature of the impaired assets and are reflected in the E&P International segment.

Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts entered into prior to the invasion and deem the impact to be immaterial.

4 Financial items

(in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Full year 2021
Net foreign currency exchange gains/(losses)	(284)	(68)	70	47
Interest income and other financial items	114	37	45	152
Gains/(losses) on financial investments	(134)	(16)	(150)	(348)
Gains/(losses) other derivative financial instruments	(599)	(96)	(360)	(708)
Interest and other finance expenses	(266)	(299)	(312)	(1,223)
Net financial items	(1,169)	(443)	(707)	(2,080)

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. USD 1,305 million has been utilised as of 31 March 2022, compared to USD 2,600 million utilised as of 31 December 2021.

5 Income taxes

(in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Full year 2021
Income/(loss) before tax	**17,223**	13,135	4,513	31,583
Income tax	**(12,509)**	(9,765)	(2,659)	(23,007)
Effective tax rate	**72.6%**	74.3%	58.9%	72.8%

The tax rate for the first quarter of 2022 was primarily influenced by high share of operating income from the Norwegian continental shelf and losses including impairments recognised in countries with lower effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The tax rate is also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the first quarter of 2021 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Carrying amount at 31 December 2021	62,075	6,452
Additions	571	79
Transfers	731	(731)
Disposals and reclassifications	0	(1)
Transferred to assets classified as held for sale	6	0
Expensed exploration expenditures and net impairment losses	–	(73)
Depreciation, amortisation and net impairment losses	(1,180)	(6)
Foreign currency translation effects	272	3
Carrying amount at 31 March 2022	62,475	5,725

Net impairments/(reversal) of impairments

For information on impairment losses and reversals per reporting segment, see note 2 Segments and note 3 Acquisitions and disposals.

First quarter (in USD million)	Property, plant and equipment 2022	2021	Intangible assets 2022	2021	Total 2022	2021
Producing and development assets	(1,144)	410	0	12	(1,144)	423
Goodwill	–	–	0	1	0	1
Acquisition costs related to oil and gas prospects	–	–	46	4	46	4
Total net impairment loss/(reversal) recognised	(1,144)	410	46	18	(1,098)	428

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the first quarter of 2022 were based on value in use except for the Russian assets, see note 3 Acquisitions and disposals.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Provisions, commitments, contingent liabilities and contingent assets

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 1,407 million to USD 16,010 million compared to year-end 2021, mainly due to increased discount rates. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Capital distribution

In February 2022, Equinor launched the first tranche of USD 1 billion of the share buy-back programme for 2022, totaling up to USD 5 billion. For the first tranche Equinor entered into an irrevocable agreement with a third party for up to USD 330 million of shares to be purchased in the market, while up to USD 670 million of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the annual general meeting in May 2022 in order for the Norwegian State to maintain its ownership percentage in Equinor. As of 31 March 2022, the USD 330 million order has been acquired in the open market and the full amount has been settled.

On 3 May 2022, the board of directors resolved to declare a cash dividend for the first quarter of 2022 of USD 0.20 per share and an extraordinary cash dividend of USD 0.20 per share. The Equinor shares will be traded ex-dividend 11 August 2022 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 12 August 2022 and payment date will be 26 August 2022.

On 3 May 2022, the board of directors resolved the commencement of the second tranche of the share buy-back programme for 2022 of a total of around USD 1.33 billion, including shares to be redeemed from the Norwegian State (subject to annual general meeting approval). The second tranche will end no later than 26 July 2022.

9 Subsequent events

As part of the ongoing management of Equinor's portfolio on the Norwegian Continental Shelf (NCS), Equinor has minor interests that have met the requirements for held for sale after the reporting period. During the period from the end of March and up to the date when these financial statements were authorised for issue, the uncertainty related to an ongoing process of divesting these interests through a sales transaction has been significantly reduced. The interests are included in the E&P Norway segment.

Supplementary disclosures

Operational data

Operational data	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Prices				
Average Brent oil price (USD/bbl)	**101.4**	79.7	60.9	67%
E&P Norway average liquids price (USD/bbl)	**100.3**	77.7	57.3	75%
E&P International average liquids price (USD/bbl)	**96.3**	76.1	58.6	64%
E&P USA average liquids price (USD/bbl)	**82.5**	67.5	50.5	63%
Group average liquids price (USD/bbl) [1]	**97.1**	75.9	56.4	72%
Group average liquids price (NOK/bbl) [1]	**859**	663	480	79%
E&P Norway average internal gas price (USD/mmbtu) [9]	**29.77**	28.52	5.46	>100%
E&P USA average internal gas price (USD/mmbtu) [9]	**4.18**	4.84	2.28	83%
Average invoiced gas prices - Europe (USD/mmbtu) [8]	**29.60**	28.76	6.65	>100%
Average invoiced gas prices - North America (USD/mmbtu) [8]	**4.62**	4.97	2.71	70%
Refining reference margin (USD/bbl) [2]	**5.8**	6.0	1.5	>100%
Entitlement production (mboe per day)				
E&P Norway entitlement liquids production	**638**	656	662	(4%)
E&P International entitlement liquids production	**201**	200	212	(5%)
E&P USA entitlement liquids production	**114**	127	150	(24%)
Group entitlement liquids production	**953**	983	1,024	(7%)
E&P Norway entitlement gas production	**798**	813	723	10%
E&P International entitlement gas production	**37**	38	55	(33%)
E&P USA entitlement gas production	**170**	179	212	(20%)
Group entitlement gas production	**1,005**	1,029	990	2%
Total entitlement liquids and gas production [3]	**1,958**	2,012	2,014	(3%)
Equity production (mboe per day)				
E&P Norway equity liquids production	**638**	656	662	(4%)
E&P International equity liquids production	**287**	283	299	(4%)
E&P USA equity liquids production	**127**	137	169	(25%)
Group equity liquids production	**1,051**	1,076	1,130	(7%)
E&P Norway equity gas production	**798**	813	723	10%
E&P International equity gas production	**54**	56	61	(12%)
E&P USA equity gas production	**203**	213	254	(20%)
Group equity gas production	**1,055**	1,082	1,037	2%
Total equity liquids and gas production [4]	**2,106**	2,158	2,168	(3%)
REN power generation				
Power generation (GWh) Equinor share	**511**	526	451	13%

Exchange rates

Exchange rates	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
NOK/USD average daily exchange rate	**0.1130**	0.1146	0.1174	(4%)
NOK/USD period-end exchange rate	**0.1143**	0.1134	0.1173	(3%)
USD/NOK average daily exchange rate	**8.8483**	8.7245	8.5146	4%
USD/NOK period-end exchange rate	**8.7479**	8.8194	8.5249	3%
EUR/USD average daily exchange rate	**1.1216**	1.1433	1.2048	(7%)
EUR/USD period-end exchange rate	**1.1101**	1.1326	1.1725	(5%)

Health, safety and the environment

Health, safety and the environment	Twelve months average per Q1 2022	Full year 2021
Total recordable injury frequency (TRIF)	2.4	2.4
Serious Incident Frequency (SIF)	0.5	0.4
Oil and gas leakages (number of)[1]	9	12

Climate	First quarter 2022	Full year 2021
Upstream CO2 intensity (kg CO2/boe)[2]	6.7	7.0

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Reconciliation of net operating income/(loss) to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the first quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	18,392	16,934	(366)	1,245	483	77	19
Total revenues and other income	319	209	400	-	(202)	(87)	(1)
Changes in fair value of derivatives	205	(154)	314	-	45	-	-
Periodisation of inventory hedging effect	(247)	-	-	-	(247)	-	-
Over-/underlift	449	363	86	-	-	-	-
Gain/loss on sale of assets	(88)	-	-	-	-	(87)	(1)
Purchases [net of inventory variation]	(272)	-	-	-	(181)	-	(90)
Operational storage effects	(181)	-	-	-	(181)	-	-
Eliminations	(90)	-	-	-	-	-	(90)
Operating and administrative expenses	(179)	(68)	(33)	(0)	(78)	-	-
Over-/underlift	(101)	(68)	(33)	-	-	-	-
Provisions	(78)	-	-	-	(78)	-	-
Depreciation, amortisation and net impairment losses	(315)	(821)	1,039	(533)	-	-	-
Impairment	1,039	-	1,039	-	-	-	-
Reversal of Impairment	(1,354)	(821)	-	(533)	-	-	-
Exploration expenses	46	4	41	1	-	-	-
Impairment	46	4	41	1	-	-	-
Sum of adjustments to net operating income/(loss)	(401)	(676)	1,447	(532)	(461)	(87)	(91)
Adjusted earnings/(loss) [5]	17,991	16,258	1,081	713	22	(10)	(72)
Tax on adjusted earnings	(12,812)	(12,602)	(234)	(13)	6	3	29
Adjusted earnings/(loss) after tax [5]	5,179	3,656	846	700	27	(7)	(43)

Items impacting net operating income/(loss) in the first quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**5,220**	3,350	261	152	392	1,341	(276)
Total revenues and other income	**(1,645)**	(143)	149	-	(271)	(1,379)	-
Changes in fair value of derivatives	**16**	-	-	-	16	-	-
Periodisation of inventory hedging effect	**(287)**	-	-	-	(287)	-	-
Impairment from associated companies	**3**	-	-	-	-	3	-
Over-/underlift	**6**	(143)	149	-	-	-	-
Gain/loss on sale of assets	**(1,382)**	-	-	-	-	(1,382)	-
Purchases [net of inventory variation]	**95**	-	-	-	(105)	-	200
Operational storage effects	**(105)**	-	-	-	(105)	-	-
Eliminations	**200**	-	-	-	-	-	200
Operating and administrative expenses	**(14)**	80	(82)	-	(11)	-	-
Over-/underlift	**(5)**	78	(82)	-	-	-	-
Other adjustments	**2**	2	-	-	-	-	-
Provisions	**(11)**	-	-	-	(11)	-	-
Depreciation, amortisation and net impairment losses	**411**	276	50	28	57	-	-
Impairment	**411**	276	50	28	57	-	-
Exploration expenses	**17**	-	4	12	-	-	-
Impairment	**17**	-	4	12	-	-	-
Sum of adjustments to net operating income/(loss)	**(1,135)**	213	121	40	(330)	(1,379)	200
Adjusted earnings/(loss) [5]	**4,085**	3,563	382	192	61	(38)	(76)
Tax on adjusted earnings	**(2,796)**	(2,586)	(206)	(0)	(31)	4	23
Adjusted earnings/(loss) after tax [5]	**1,289**	977	176	192	30	(34)	(53)

Items impacting net operating income/(loss) in the fourth quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**13,578**	14,858	(1,060)	550	(327)	(38)	(405)
Total revenues and other income	**(772)**	(80)	(50)	-	(640)	(0)	(1)
Changes in fair value of derivatives	**(173)**	(81)	36	-	(128)	-	-
Periodisation of inventory hedging effect	**(346)**	-	-	-	(346)	-	-
Impairment from associated companies	**(0)**	-	-	-	-	(0)	-
Over-/underlift	**(85)**	1	(86)	-	-	-	-
Gain/loss on sale of assets	**(168)**	-	0	-	(167)	-	(1)
Purchases [net of inventory variation]	**342**	-	-	-	2	-	340
Operational storage effects	**2**	-	-	-	2	-	-
Eliminations	**340**	-	-	-	-	-	340
Operating and administrative expenses	**39**	35	21	4	(33)	-	12
Over-/underlift	**52**	31	21	-	-	-	-
Other adjustments	**(21)**	4	-	-	(25)	-	-
Gain/loss on sale of assets	**16**	-	-	4	-	-	12
Provisions	**(8)**	-	-	-	(8)	-	-
Depreciation, amortisation and net impairment losses	**1,798**	-	1,777	29	(9)	-	(0)
Impairment	**1,798**	-	1,777	29	(9)	-	(0)
Exploration expenses	**4**	-	0	4	-	-	-
Impairment	**4**	-	0	4	-	-	-
Sum of adjustments to net operating income/(loss)	**1,411**	(45)	1,749	37	(680)	(0)	350
Adjusted earnings/(loss) [5]	**14,989**	14,813	688	587	(1,007)	(38)	(54)
Tax on adjusted earnings	**(10,592)**	(11,315)	(180)	(14)	911	8	(2)
Adjusted earnings/(loss) after tax [5]	**4,397**	3,498	508	574	(96)	(30)	(57)

Adjusted earnings after tax by reporting segment

	Q1 2022			Quarters Q4 2021			Q1 2021		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	16,258	(12,602)	3,656	14,813	(11,315)	3,498	3,563	(2,586)	977
E&P International	1,081	(234)	846	688	(180)	508	382	(206)	176
E&P USA	713	(13)	700	587	(14)	574	192	(0)	192
MMP	22	6	27	(1,007)	911	(96)	61	(31)	30
REN	(10)	3	(7)	(38)	8	(30)	(38)	4	(34)
Other	(72)	29	(43)	(54)	(2)	(57)	(76)	23	(53)
Total Equinor consolidation	17,991	(12,812)	5,179	14,989	(10,592)	4,397	4,085	(2,796)	1,289
Effective tax rates on adjusted earnings			71.2%			70.7%			68.4%

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in USD million)		Quarters Q1 2022	Q4 2021	Q1 2021
Net operating income/(loss)	A	18,392	13,578	5,220
Income tax less tax on net financial items	B	12,572	10,033	2,863
Net operating income after tax	C = A-B	5,820	3,545	2,358
Items impacting net operating income[1]	D	(401)	1,411	(1,135)
Tax on items impacting net operating income	E	239	559	(67)
Adjusted earnings after tax [5]	F = C+D-E	5,179	4,397	1,289
Net financial items	G	(1,169)	(443)	(707)
Tax on net financial items	H	64	267	204
Net income/(loss)	I = C+G+H	4,714	3,370	1,854

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e., adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

Adjusted earnings MMP break down

Adjusted earnings break down (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
Natural Gas Europe	**(383)**	(1,274)	(30)	>(100%)
Natural Gas US	**123**	(31)	2	>100%
Liquids	**235**	(15)	156	51%
Other	**46**	313	(66)	N/A
Adjusted earnings MMP	**22**	(1,007)	61	(65%)

Adjusted exploration expenses

Adjusted exploration expenses (in USD million)	Q1 2022	Quarters Q4 2021	Q1 2021	Change Q1 on Q1
E&P Norway exploration expenditures	**127**	114	114	11%
E&P International exploration expenditures	**44**	97	133	(67%)
E&P USA exploration expenditures	**51**	59	17	>100%
Group exploration expenditures	**222**	269	264	(16%)[1]
Expensed, previously capitalised exploration expenditures	**26**	(2)	47	(44%)
Capitalised share of current period's exploration activity	**(91)**	(65)	(81)	13%
Impairment (reversal of impairment)	**46**	4	17	>100%
Exploration expenses according to IFRS	**203**	206	247	(18%)
Items impacting net operating income/(loss)[2]	**(46)**	(4)	(17)	>100%
Adjusted exploration expenses	**157**	202	230	(32%)

1) Activity on 15 wells in the first quarter of 2022 where 11 were completed, compared to activity on 16 wells in the first quarter of 2021 where 5 were completed.
2) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 March 2022	At 31 December 2021	At 31 March 2021
Shareholders' equity		**43,233**	39,010	35,764
Non-controlling interests		**19**	14	18
Total equity	A	**43,251**	39,024	35,782
Current finance debt and lease liabilities		**6,649**	6,386	3,915
Non-current finance debt and lease liabilities		**27,493**	29,854	30,997
Gross interest-bearing debt	B	**34,142**	36,239	34,913
Cash and cash equivalents		**20,882**	14,126	8,992
Current financial investments		**23,689**	21,246	10,922
Cash and cash equivalents and financial investment	C	**44,571**	35,372	19,914
Net interest-bearing debt [10]	B1 = B-C	**(10,429)**	867	14,998
Other interest-bearing elements [1]		**4,152**	2,369	773
Normalisation for cash-build up before tax payment (50% of Tax Payment) [2]		**2,087**	-	39
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	**(4,190)**	3,236	15,811
Lease liabilities		**3,677**	3,562	4,137
Net interest-bearing debt adjusted [5]	B3	**(7,867)**	(326)	11,674
Calculation of capital employed [5]				
Capital employed	A+B1	**32,823**	39,891	50,781
Capital employed adjusted, including lease liabilities	A+B2	**39,062**	42,259	51,593
Capital employed adjusted	A+B3	**35,384**	38,697	47,456
Calculated net debt to capital employed [5]				
Net debt to capital employed	(B1)/(A+B1)	**(31.8%)**	2.2%	29.5%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	**(10.7%)**	7.7%	30.6%
Net debt to capital employed adjusted	(B3)/(A+B3)	**(22.2%)**	(0.8%)	24.6%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement.
- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.2 billion in the first quarter of 2022. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the first quarter of 2022, a total of USD 0.4 billion is excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

- **Gross capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
- **Free cash flow for the first quarter of 2022** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 20.1 billion), taxes paid (negative USD 4.3 billion), capital expenditures and investments (negative USD 2.2 billion), (increase)/decrease in other items interest-bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 0.1 billion), dividend paid (negative USD 0.6 billion) and share buy-back (negative USD 0.4 billion), resulting in a free cash flow of USD 12.7 billion in the first quarter of 2022.

Adjusted earnings adjust for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Eliminations (Internal unrealised profit on inventories)**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2021 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations, including with respect to the Covid-19 pandemic, its impacts, consequences and risks and Equinor's response to it; the decision to stop new investments into Russia and trading in Russian oil, and start the process of exiting Equinor's Russian joint ventures; the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition and reduce net group-wide greenhouse gas emissions by 50% by 2030; future financial performance, including cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; plans to improve return on average capital employed (ROACE) and competitive capital distribution; expectations regarding returns from Equinor's oil and gas portfolio; plans to develop fields and increase gas exports; plans for renewables production capacity and investments in renewables; expectations regarding development of renewables projects, CCUS and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2025; estimates regarding production; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members, the pressure on US shale oil companies from their shareholders to use their higher cashflow to pay debt and dividends rather than increase drilling and production and the uncertainty regarding demand created by the Covid-19 pandemic; Russia's invasion of Ukraine and our subsequent decision to stop new investments into Russia and start the process of exiting our Russian joint ventures; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules, travel restrictions, manpower shortage, supply chain disruptions and social distancing requirements triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (including section 2.13 Risk review - Risk factors thereof). Equinor's 2021 Annual Report and Form 20-F is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk, and related expenditures are refunded by the State.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.